UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2021 and 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number            001-14905

The Nebraska Furniture Mart, Inc.

Profit Sharing Plan

700 South 72nd Street

Omaha, NE 68114

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE NEBRASKA FURNITURE MART, INC.

PROFIT SHARING PLAN

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2021 and 2020	3

Notes to Financial Statements	4

Supplemental Information:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2021	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Fiduciary Committee of The Nebraska

Furniture Mart, Inc. Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Nebraska Furniture Mart, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2015.

Fort Worth, Texas

June 24, 2022

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2021 and 2020

	2021	2020

ASSETS:

Investments, at fair value	$330,203,502	$281,543,801

Notes receivable from participants	4,445,987	4,131,713

Net Assets Available for Benefits	$334,649,489	$285,675,514

See notes to financial statements

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2021 and 2020

	2021	2020
Additions to net assets:

Investment income:

Net appreciation in fair value of investments	$31,685,416	$23,638,649

Interest and dividends	14,474,708	10,678,705

Total investment income	46,160,124	34,317,354

Interest income from notes receivable from participants	206,778	225,923

Contributions:

Employers	5,525,138	4,720,154

Participants	18,819,125	15,936,820

Participant rollovers	1,208,061	559,893

Total contributions	25,552,324	21,216,867

Other additions	52,759	38,272

Total additions to net assets	71,971,985	55,798,416

Deductions from net assets:

Benefit payments to participants	22,328,911	20,750,976

Administrative expenses	669,099	599,473

Total deductions from net assets	22,998,010	21,350,449

Net increase in net assets	48,973,975	34,447,967

Net assets available for benefits:

Beginning of year	285,675,514	251,227,547

End of year	$334,649,489	$285,675,514

See notes to financial statements

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(1)	Description of Plan

The following description of The Nebraska Furniture Mart, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General

The Plan, most recently amended January 1, 2021, is a defined contribution profit-sharing plan covering all employees, as defined in the Plan document, as of the start date of the employee. The employees covered under the Plan include those employed by Nebraska Furniture Mart, Inc., Floors, Inc., NFM of Kansas, Inc., NFM Custom Countertops LLC., and TXFM, Inc. (collectively the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security Act” (the “CARES Act”) which allowed plan sponsors to immediately adopt certain retirement plan provisions to allow qualified individuals, as defined in the CARES Act, additional access to retirement plan balances. As a result, effective April 2, 2020, the Company determined it was in the best interest of the participants to allow a) a COVID-19 distribution up to $100,000, b) an increase in the available participant loan amount up to $100,000, not to exceed 100% of the participant’s account balance, c) deferral of 2020 loan repayments for a year, and d) required minimum distributions (RMDs) are waived for 2020 for participants and beneficiaries, taking RMDs under the life expectancy or five-year rules, including those already receiving RMDs as well as those required to take their first RMD for 2019 by April 1, 2020.

B.	Contributions

Effective July 10, 2017, employees are auto-enrolled, upon hire, at a 4% pre-tax deferral and a 1% auto increase on their anniversary hire date. Prior to July 10, 2017 date employees were auto-enrolled at a 3% pre-tax deferral. Each year, participants may contribute up to 50% of their eligible compensation, as defined by the Plan document. Contributions are subject to certain dollar limitations, as imposed by the Internal Revenue Code (IRC). Participants also may rollover amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of employee and Employer contributions into various investment options offered by the Plan.

Once an employee has completed one year of service with 1,000 or more hours of work during the year, they are eligible for discretionary matching contributions (Matching Contributions) starting the first of the following month. In addition, the Company may make additional profit sharing contributions (Profit Sharing Contributions), subject to limitations established by the IRC. No additional Profit Sharing Contributions were made for the years ended December 31, 2021 or 2020.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(1)	Description of Plan – continued

D.	Vesting

Participants are fully vested in their contributions plus any income or loss thereon. Matching and Profit Sharing Contributions become fully vested according to the following schedule:

Years of Service	Vested Percentage
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six	100%

In the event of disability, death, or normal retirement age, the participant will become fully vested.

E.	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance relating to participant’s contributions and rollovers under the Plan, or a maximum of $50,000. The notes are secured by the participant’s account balance in the participant’s account and bear interest rates, which are equal to the Prime Rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period not to exceed five years. Effective September 1, 2016, the Plan only allows general purpose loans that do not exceed a five-year term. As of December 31, 2021, and 2020 interest rates ranged from 4.25% to 6.50%. As of December 31, 2021, and 2020, notes receivable from participants mature between January 2022 and January 2027, and January 2021 and August 2026, respectively.

F.	Payment of Benefits

If the participant’s vested account balance exceeds $1,000 and he or she is terminated due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or monthly or other periodical installments by Vanguard Fiduciary Trust Company (the “Trustee”) in approximate equal amounts over the life expectancy of the participant or of the participant and his or her designated beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the participant’s account balance is less than $1,000, the Plan can automatically cash out the account at the participant’s termination in the form of a lump-sum distribution.

Certain in-service withdrawals are allowed. A participant may also elect to withdrawal all or a portion of their vested account balance while employed after reaching age 59 1⁄2. A participant may receive a hardship distribution from pre-tax and Roth deferrals if the distribution is: (1) on account of unreimbursed medical expenses incurred by the participant, their spouse, or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) payments to prevent eviction from principal residence; (5) funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) related to expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(1)	Description of Plan – continued

G.	Forfeited Accounts

Participants leaving employment with the Company before becoming fully vested forfeit their non-vested interest in the Matching Contributions and Profit Sharing Contributions. These forfeitures are used as permitted within the plan document, at the discretion of the Plan Administrators. At December 31, 2021 and 2020, forfeited non-vested accounts totaled approximately $216,000 and $220,000, respectively. During the years ended December 31, 2021 and 2020, the Company used approximately $497,000 and $692,000, of forfeitures to pay Plan expenses, respectively. During the years ended December 31, 2021 and 2020, the Company used approximately $200,000 and $415,000, of forfeitures to fund employer contributions, respectively.

H.	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock fund allocated to the participant’s account.

(2)	Summary of Significant Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

A.	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

B.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	Investment Valuation and Income Recognition

The Plan’s investments presented in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020 are stated at fair value as reported by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See Note 3 for additional information about fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(2)	Summary of Significant Accounting Policies - continued

D.	Contributions

Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the Plan’s administrator, and in the period in which they are deducted, in accordance with salary deferral agreements.

E.	Payment of Benefits

Benefits are recorded when paid.

F.	Administrative Expenses

Administrative fees and expenses of the Plan may be paid out of the Plan assets unless paid by the Company. Certain administrative fees are paid by the Company and are not reflected in the accompanying financial statements.

G.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(3)	Fair Value Measurements

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in three broad levels described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●   Quoted prices for similar assets or liabilities in active markets;

●   Quoted prices for identical or similar assets or liabilities in inactive markets;

●   Inputs other than quoted prices that are observable for the asset or liability;

●   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2021 or 2020.

Mutual Funds: Valued at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end and classified within Level 1 of the valuation hierarchy.

Money Market Fund: Money market funds are valued based on the short-term cash component as of the measurement date and classified within Level 2 of the valuation hierarchy as they are not publicly traded.

Berkshire Hathaway Class B Common Stock Fund: The Berkshire Hathaway Class B Common Stock Fund is valued using a quoted active market price which is considered a Level 1 input.

Common Collective Trust: Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. Vanguard Retirement Savings Trust III (“VRSTIII”) invests in fully benefit-responsive investment contracts, including traditional contracts, wrapper contracts re-bid to determine the replacement cost and underlying bond instruments valued by the Trustee. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for amount different from the reported net asset value. Participant redemption from the VRSTIII is permitted on any day that US securities markets are open. Trustee requires twelve month written notice for plan level liquidation of the VRSTIII. There are no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(3)	Fair Value Measurements - continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020. The Plan has no investments classified within Level 3 of the valuation hierarchy.

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Money market fund	$-	$216,041	$-	$216,041

Berkshire Hathaway Class B Common Stock Fund	6,836,569	-	-	6,836,569

Mutual funds	310,825,966	-	-	310,825,966

Total investments in the fair value hierarchy	$317,662,535	$216,041	$-	$317,878,576

VRSTIII measured at net asset value (a)				12,324,926

Total investments at fair value				$330,203,502

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Money market fund	$-	$220,366	$-	$220,366

Berkshire Hathaway Class B Common Stock Fund	4,681,459	-	-	4,681,459

Mutual funds	261,411,225	-	-	261,411,225

Total investments in the fair value hierarchy	$266,092,684	$220,366	$-	$266,313,050

VRSTIII measured at net asset value (a)				15,230,751

Total investments at fair value				$281,543,801

(a) In accordance with U.S. GAAP, investments in VRSTIII that are measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented as Investments at Fair Value in the Statements of Net Assets Available for Benefits.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(5)	Tax Status

The Plan has adopted a prototype plan. The prototype plan has received opinion letters from the Internal Revenue Service (IRS) dated May 28, 2014 and June 30, 2020 as to the prototype plan’s qualified status. The prototype plan opinion letters have been relied upon by this Plan. The plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Risks and Uncertainties

The Plan invests in various marketable securities. Marketable securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain marketable securities and the level of uncertainty related to changes in the value of marketable securities, it is at least reasonably possible that changes in values of marketable securities in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(7)	Related Parties and Party-in-Interest Transactions

The Plan invests in shares of mutual funds, a money market fund, and a common collective trust managed by an affiliate of the Trustee and, therefore, transactions in such investments, as well as loans made to participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Additionally, the Plan has a number of service providers, which qualify as parties-in-interest. Fees paid by the Plan to parties-in- interest amounted to approximately $669,000 and $599,000 for the years ended December 31, 2021 and 2020, respectively.

The Plan also invests in the Class B common stock fund of Berkshire Hathaway.    The Plan had purchases of approximately $1,171,178 and $2,327,000 of Berkshire Class B Common Stock Fund during the years ended December 31, 2021 and 2020, respectively. The Plan had approximately $420,200 and $405,000 of sales of the Berkshire Class B Common Stock Fund during the years ended December 31, 2021 and 2020, respectively.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2021 and 2020

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020, to Form 5500:

	2021	2020

Net assets available for benefits per the financial statements	$334,649,489	$285,675,514

Delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(40,617)	(27,154)

Net assets available for benefits per the Form 5500	$334,608,872	$285,648,360

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2021 and 2020, to net increase per Form 5500:

	2021	2020

Net increase in net assets available for benefits per the financial statements	$48,973,975	$34,447,967

Change in delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(13,463)	(18,964)

Net increase in net assets available for benefits per the Form 5500	$48,960,512	$34,429,003

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	EIN# 47-0428274
December 31, 2021	Plan# 002

(b) Identity of Issue, Borrower, Lessor (a) or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
Allspring	Allspring Special Mid Cap Value Fund; Class R6	$229,532
MassMutual	MassMutual Mid Cap Growth Fund; Class I	667,450
* Vanguard	Vanguard Explorer Fund Admiral Shares	2,861,661
* Vanguard	Vanguard Federal Money Market Fund	216,041
* Vanguard	Vanguard Institutional Index Fund Inst’l Shares	46,775,390
* Vanguard	Vanguard Institutional Target Retirement 2015 Fund	3,948,500
* Vanguard	Vanguard Institutional Target Retirement 2020 Fund	5,732,220
* Vanguard	Vanguard Institutional Target Retirement 2025 Fund	18,604,974
* Vanguard	Vanguard Institutional Target Retirement 2030 Fund	11,264,064
* Vanguard	Vanguard Institutional Target Retirement 2035 Fund	16,845,976
* Vanguard	Vanguard Institutional Target Retirement 2040 Fund	9,084,967
* Vanguard	Vanguard Institutional Target Retirement 2045 Fund	28,856,540
* Vanguard	Vanguard Institutional Target Retirement 2050 Fund	19,404,222
* Vanguard	Vanguard Institutional Target Retirement 2055 Fund	12,120,532
* Vanguard	Vanguard Institutional Target Retirement 2060 Fund	7,826,197
* Vanguard	Vanguard Institutional Target Retirement 2065 Fund	1,385,180
* Vanguard	Vanguard Institutional Target Retirement Income Fund	1,169,417
* Vanguard	Vanguard Mid-Cap Index Fund Institutional Shares	8,202,916
* Vanguard	Vanguard PRIMECAP Fund Admiral Shares	56,229,686
* Vanguard	Vanguard Small-Cap Value Index Fund Admiral	1,595,742
* Vanguard	Vanguard Strategic Small-Cap Equity Fund	453,212
* Vanguard	Vanguard Total Bond Market Index Fund: Inst’l Shr	16,173,385
* Vanguard	Vanguard Total International Stock Index Fund: Inst’l Shr	14,179,174
* Vanguard	Vanguard Wellington Fund Admiral Shares	24,603,429
* Vanguard	Vanguard Windsor Fund Admiral Shares	2,611,600
* Berkshire	Berkshire Hathaway Class B Common Stock Fund	6,836,569
* Vanguard	Vanguard Retirement Savings Trust III	12,324,926

		330,203,502
* Participants	Participant loans: Interest rates of 4.25% to 6.50% maturing January 2022 through January 2027	4,445,987

		$334,649,489

*	Represents a party-in-interest

Column (d) – Cost omitted for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

By: /s/ Tiffaney Skaw

Tiffany Skaw
Plan Administrator and Strategic HR Manager

Date: June 24, 2022

EXHIBITS

Exhibit No.		Page No.
23.1	Consent of Whitley Penn LLP	15